UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Multiband Corporation

(Name of Subject Company (Issuer))

Multiband Corporation

(Name of Filing Person (Offeror and Issuer))

Common Stock, No Par Value per Share

(Title of Class of Securities)

62544X209

(CUSIP Numbers of Class of Securities)

(Underlying Common Stock)

James L. Mandel
Chief Executive Officer
5605 Green Circle Drive
Minnetonka, Minnesota 55343
(763) 504-3000
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Steven M. Bell, Esq. Chief Financial Officer, Secretary and General Counsel Multiband Corporation 5605 Green Circle Drive Minnetonka, Minnesota 55343 Telephone: (763) 504-3000 Telecopy: (763) 504-3141	Philip T. Colton, Esq. Karen V. Bertulli, Esq. Winthrop & Weinstine, P.A. 225 South Sixth Street, Suite 3500 Minneapolis, Minnesota 55402 Telephone: (612) 604-6400 Telecopy: (612) 604-6500

Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee
Not Applicable	Not Applicable

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

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Communication to employees of Q & A on the Multiband/Goodman Networks merger

On May 22, 2013, Multiband Corporation provided the following communication to its employees:

1.	What is happening? Multiband Corporation, a public company, is being merged into Goodman Networks, a private company. All of our shareholders including our employees who own stock in the Company or have some form of stock grant or option will receive compensation at the closing of the transaction. The transaction is expected to close prior to September 30, 2013.
This change will take Multiband from being public to private and allow us to focus better on running our operating entities.
2.	What does this mean to my job? Multiband will continue operating largely the same way it does today. However, instead of reporting to a board of directors, management will report to a privately owned entity, named Goodman Networks. We see little to no change in any of our operating processes or practices. Multiband will retain independent Human Resources, Accounting, Field Operations, Business Intelligence, Payroll, Recruiting, Benefits, Training, and MSO/MDU activities. Over time, we may see some consolidation of those activities which could benefit from a larger presence such as our tower and small cell deployments. However, we anticipate that such consolidation would be centered on expansion and not contraction of current activities.
3.	What about my PTO, 401K, and other benefits? All of the current Multiband benefits and practices will remain as they are through December 31, 2013. Over time, we will look to use our larger size to enhance these benefits, if possible.
4.	Who is Goodman? Goodman Networks is a business very similar to Multiband in that they have one very large customer, AT&T, vs. our large customer, DIRECTV. In 2012 Goodman had revenues of approximately $650 Million and was profitable. The combined entity will have over $1 Billion in revenues and will be profitable as well. The combined entity will no longer be dependent upon one large customer and will be positioned to grow much more effectively than the two companies independent of each other.
5.	How many employees does Goodman Networks have? Even though Goodman generates approximately twice the revenue of Multiband, they are actually much smaller from a headcount basis; approximately 1700 employees vs. Multiband’s 3500. Since Goodman is essentially not in the same type of business we are, there is very little overlap between the companies. The combined entities will operate as two separately managed and operated organizations, both owned by a single holding company. This is very similar to our current practice whereby our HSP and MDU divisions operate separately but are owned by the same corporation.
6.	When will the merger take effect? We anticipate that the transaction will close sometime late summer.
7.	What will happen the day of the close? Operationally, nothing. Things will feel the same way they do today.
8.	I own Multiband stock. What will happen to it? You will be paid $3.25 cash for every share of Multiband stock you own. Additionally, if you have been granted stock options you will be paid $3.25 less the strike price per share, unless the difference is less than $0.50 or a negative number. In that case, the payment will be $0.50 per share.
9.	What happens to the name Multiband and the Multiman? Multiband Corporation will remain Multiband Corporation and the Multiman keeps his job as well. The only thing that changes is who owns Multiband which will now be Goodman Networks as opposed to the current shareholder’s.

Additional Information

The document may be deemed to be solicitation material in respect of the proposed merger between Multiband and a subsidiary of Goodman Networks. Multiband will file with the SEC, and furnish to its shareholders, a proxy statement soliciting proxies for the meeting of its shareholders to be called with respect to the proposed transaction between Multiband, Parent and Merger Sub. SECURITY HOLDERS OF MULTIBAND ARE ADVISED TO READ THE PROXY STATEMENT WHEN IT IS FINALIZED AND DISTRIBUTED TO THEM BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Multiband’s shareholders and other interested parties will be able to obtain, without charge, a copy of the proxy statement (when available) and other relevant documents filed with the SEC from the SEC’s website at www.sec.gov. Multiband’s shareholders and other interested parties will also be able to obtain, without charge, a copy of the proxy statement (when available) and other relevant documents from Multiband’s website, http://www.multibandusa.com/investorRelations.asp or by directing a request to Multiband by telephone at (763) 504-3000, via electronic mail to steve.bell@multibandusa.com or by mail at Multiband Corporation, 5605 Green Circle Drive, Minnetonka, MN 55343.

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Multiband and certain of its directors, executive officers, and certain other members of management and employees of Multiband may be deemed to be “participants” in the solicitation of proxies from Multiband’s shareholders in favor of the proposed Merger. Information about Multiband’s directors and executive officers is set forth in Multiband’s Annual Report on Form 10-K filed with the SEC on April 1, 2013. Additional information regarding the interests of these individuals and other persons who may be deemed to be participants in the solicitation will be included in the proxy statement for the transaction that Multiband will file with the SEC.

The amendment of the Employee Options described in part above will be accomplished through a tender offer that has not yet commenced. This report is neither an offer to purchase nor a solicitation of an offer to sell securities. At the time the tender offer is commenced, Multiband will file a Tender Offer Statement on Schedule TO with the SEC. The Tender Offer Statement (including an Offer to Amend, a related Letter of Transmittal and other tender offer documents) will contain important information that should be read carefully before any decision is made with respect to the tender offer. These documents (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s website at www.sec.gov and Multiband’s website http://www.multibandusa.com/investorrelations.asp

Safe Harbor Statement

Cautionary Notice: In addition to statements of historical fact, this news release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements reflect the companies’ expectations or beliefs concerning future events and are subject to uncertainties and risks that could cause actual results to differ materially from those set forth in the forward-looking statements including, but not limited to: (i) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; (ii) the possibility that the proposed acquisition does not close when expected, at all or on the terms described above because of a number of factors, including that required regulatory, shareholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all; (iii) the risk that a closing condition to the merger agreement may not be satisfied, (iv) the risk that the benefits from the proposed transaction may not be fully realized or may take longer to realize than expected, including as a result of changes in general economic and market conditions, and the degree of competition in the geographic and business areas in which we operate; (v) the ability to promptly and effectively integrate the business of Multiband into Goodman Networks; (vi) the reaction of the companies’ customers, suppliers, employees, potential hires and counterparties to the transaction; (vii) diversion of management time on merger-related issues; (viii) changes in credit ratings, interest rates, leverage, and economic conditions and the impact of these factors on our cost of borrowing and access to capital markets; and (ix) other risks described in Goodman Networks’ registration statement on Form S-4 on file with the Securities and Exchange Commission (the “SEC”) and in Multiband Corporation’s filings with the SEC, including its Annual Report on Form 10-K for its 2012 fiscal year filed with the SEC on April 1, 2013. Forward-looking statements speak only as of the date they were made, and the companies disclaim any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MULTIBAND CORPORATION

May 24, 2013	By:	/s/ James L. Mandel
Chief Executive Officer

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